UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,994,175

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,994,175

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,994,175 ^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Asset Management Inc. beneficially owns 244,319,175 Common Units and warrants to purchase 50,675,000 additional Common Units. 675,000 of such warrants are exercisable until June 29, 2023. 50,000,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,989,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 50,675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Asset Management Inc.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,994,175

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,994,175

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,994,175 ^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 64.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Partners Limited beneficially owns 244,319,175 Common Units and warrants to purchase 50,675,000 additional Common Units. 675,000 of such warrants are exercisable until June 29, 2023. 50,000,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,989,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 50,675,000 Common Units to be issued upon exercise of the warrants beneficially owned by Partners Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield TK TOLP L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,000,000^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield TK TOLP L.P. beneficially owns 244,000,000 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield TK TOLP L.P.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Capital Partners (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Capital Partners (Bermuda) Ltd. beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Capital Partners (Bermuda) Ltd.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons BCP GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, BCP GP Limited beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by BCP GP Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield Private Equity Group Holdings LP beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Group Holdings LP.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 294,143,968

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 294,143,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,143,968^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.9%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Private Equity Inc. beneficially owns 244,143,968 Common Units and warrants to purchase 50,000,000 additional Common Units. The 50,000,000 warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. This amount excludes securities of the issuer beneficially owned by Teekay Corporation and its affiliates. See Item 5.

* This calculation is based on 460,314,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 50,000,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Inc.

Item 1.                                 Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2017, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 28, 2017 and Amendment No. 2 filed with the Securities and Exchange Commission on July 9, 2018 (the “Original Schedule 13D”), relating to common units (the “Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of December 31, 2018, there were 410,314,977 Common Units of the Issuer outstanding. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the information included in Item 6 herein at the end thereof.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

On April 29, 2019, Brookfield TK TOLP and Brookfield TOGP (together, the “Brookfield Entities”) entered into a Securities and Loan Purchase Agreement (the “Purchase Agreement”) with Teekay Corporation (“Teekay Corp”), Teekay Finance Limited (“Teekay Finance”), Teekay Holdings Limited (“Teekay Holdings”) and Teekay Shipping Limited (together with Teekay Corp, Teekay Finance and Teekay Holdings, the “Teekay Entities”), pursuant to which the Brookfield Entities agreed to purchase from the Teekay Entities, on the terms and conditions set forth therein, (i) 56,587,484 Common Units of the Partnership; (ii) 49.0% of the outstanding limited liability company interests of Teekay Offshore General Partner (the “GP Interests”); (iii) warrants to purchase an aggregate of 17,255,000 Common Units of the Partnership; and (iv) Teekay Corp’s interests in the credit agreement, dated March 31, 2018, among the Partnership, Brookfield TK TOLP, as administrative agent, and Brookfield TOLP and Teekay Corp, as lenders, for total consideration of $100.0 million in cash. The Purchase Agreement, which is expected to close in early to mid-May 2019, is subject to customary closing conditions.

In connection with the closing, Brookfield TOGP and Teekay Holdings will enter into an amendment to the limited liability company agreement of Teekay Offshore General Partner to (i) reflect the assignment of the GP Interests to Brookfield TOGP and (ii) provide that until the earlier of (x) the date that is 12 months from the date of the closing or (y) the date the Licensing Agreement, dated September 25, 2017, between the Partnership and Teekay Corp is terminated, Teekay Corp shall have the right to elect one director to the board of Teekay Offshore General Partner.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

1.                                      Securities and Loan Purchase Agreement, dated as of April 29, 2019, among Teekay Corporation, Teekay Finance Limited, Teekay Holdings Limited, Teekay Shipping Limited, Brookfield TK TOLP L.P. and Brookfield TK TOGP L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2019

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

BROOKFIELD PRIVATE EQUITY, INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD PRIVATE EQUITY, INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BCP GP LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director

BROOKFIELD TK TOLP L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director